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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 23 March 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	23 March 2004
Number	16/04

BHP BILLITON ANNOUNCES SECOND INTERIM DIVIDEND AND ALIGNMENT OF DIVIDEND DECLARATION DATES WITH EARNINGS ANNOUNCEMENTS

Following BHP Billiton's decision to cease quarterly reporting of financial results, the Board has announced today its intention to align its dividend declaration dates with its half year and full year earnings announcements. As a result of this decision, BHP Billiton has today announced a second interim dividend of 8.5 US cents per share.

Commenting on these decisions, Chairman Don Argus said: "Moving our dividend declaration dates to February and August, to coincide with our half year and full year earnings announcements, brings us into line with normal market practice. The second interim dividend is being paid to reflect the change in timing of our final dividend which will now be declared in August of this year rather than May, as has been the case in recent years. What will not change is our focus on pursuing a progressive dividend policy."

The second interim dividend of 8.5 US cents per share will be paid to BHP Billiton Limited and BHP Billiton Plc shareholders on 5 May 2004 and represents an increase of 13.3% over the final dividend of 7.5 US cents per share, paid on 2 July 2003.

Full details of the timetable for this second interim dividend are attached to this release.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

Timetable for BHP Billiton's second interim dividend

A second interim dividend of 8.5 US cents per share will be paid to BHP Billiton Limited and BHP Billiton Plc shareholders on 5 May 2004, an increase of 13.3% over the final dividend of 7.5 US cents per share, paid on 2 July 2003. The BHP Billiton Limited dividend will be fully franked for Australian taxation purposes.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register. The rates of exchange applicable two business days before the announcement date are used for conversion, and are detailed below.

The timetable in respect of this dividend will be:

Currency conversion 19 March 2004

Last day to trade Johannesburg Stock Exchange (JSE) 6 April 2004

Ex-dividend Johannesburg Stock Exchange (JSE) 7 April 2004

Ex-dividend Australian Stock Exchange (ASX) 8 April 2004

Ex-dividend London Stock Exchange (LSE) 14 April 2004

Record 16 April 2004

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. The record date for BHP Billiton Limited ADSs is 15 April 2004 and for BHP Billiton Plc ADSs is 16 April 2004.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, nor will they be able to effect transfers between the UK register and the South African register between the dates of 7 April 2004 and 16 April 2004.

The following table details the exchange rates applicable for conversion of the dividend payable on 5 May 2004:

Dividend 8.5 US cents	Exchange Rate	Dividend per ordinary Share in local currency
Australian cents	0.749716	11.337627
British pence	1.833993	4.634696
South African cents	6.626434	56.324689
New Zealand cents	0.656200	12.953368

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 23 March 2004